18005222

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Received

MAR 01 2018

Washington DC

SEC FILE NUMBER
~~8- 048962~~ 8-48962

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 (MM/DD/YY) AND ENDING December 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Waveland Capital Partners

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19800 MacArthur Blvd., Suite 650
(No. and Street)

Irvine	California	92612
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

DM

OATH OR AFFIRMATION

I, Michael Greer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Waveland Capital Partners, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

see attached California Jurat

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1
2
3
4
5
6

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange

Subscribed and sworn to (or affirmed) before me on this 27th day of February, 2018, by
Date *Month* *Year*

(1) Michael Greer

(and ~~(2)~~);
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

JANET A. OSBORNE
Commission # 2102363
Notary Public - California
Orange County
My Comm. Expires Apr 3, 2019

Signature [signature]
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Audited Report Document Date: Reporting Period Jan 1, 2017 ending Dec 31, 2017

Number of Pages: two Signer(s) Other Than Named Above: No other signers

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of Waveland Capital Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Waveland Capital Partners, LLC (the "Company") as of December 31, 2017, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

We have served as the Company's auditor since 2013
Northridge, California
February 27, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles Chicago New York Oakland Seattle

WE FOCUS & CARE℠

Waveland Capital Partners, LLC
Statement of Financial Condition
December 31, 2017

Assets

Cash and cash equivalents	$ 153,085
Commission receivable	28,302
Prepaid expense	1,061
Investments	931
Total assets	$ 183,379

Liabilities and Member's Equity

Liabilities	
Accrued Expenses	$ 8,477
Total liabilities	8,477
Member's equity	
Member's equity	174,902
Total member's equity	174,902
Total liabilities and member's equity	$ 183,379

The accompany notes are an integral part of these financial statements

Waveland Capital Partners, LLC
Statement of Operations
For the Year Ended December 31, 2017

Revenues	
Fee revenue	$ 835,433
Other income	450
Total revenues	835,883
Expenses	
Employee compensation and benfits	1,058,972
Occupancy expense	56,580
Professional fees	349,976
Licenses and Permits	19,695
Other operating expenses	25,427
Total expenses	1,510,650
Net loss before income tax provision	(674,767)
Income tax benefit	(1,400)
Net loss	$ (673,367)

The accompany notes are an integral part of these financial statements

Waveland Capital Partners, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2017

		Member's Equity
Balance at December 31, 2016	$	98,269
Member's contributions		750,000
Net income (loss)		(673,367)
Balance at December 31, 2017	$	174,902

The accompany notes are an integral part of these financial statements

Waveland Capital Partners, LLC
Statement of Cash Flows
For the Year Ended December 31, 2017

Cash flow from operating activities:		
Net income (loss)		$ (673,367)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Commission receivable	$ (20,771)	
Prepaid expense	707	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	(49,271)	
Total adjustments		(69,335)
Net cash and cash equivalents provided by (used in) operating activities		(742,702)
Investing activities:		
Proceeds from sale	71	
Net cash and cash equivalents provided by (used in) investment activities		71
Cash flow from financing activities:		
Member's contributions	$ 750,000	
Net cash and cash equivalents provided by operating activities		750,000
Net increase in cash and cash equivalents		7,369
Cash and cash equivalent at beginning of year		145,716
Cash and cash equivalent at end of year		$ 153,085
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ -	
Income taxes	$ 1,100	

The accompany notes are an integral part of these financial statements

Waveland Capital Partners, LLC
Notes to Financial Statements
December 31, 2017

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Waveland Capital Partners, LLC ("the Company") was organized on August 8, 1995 under the name Mercer Global Securities, LLC. In September 2001 the Company was sold to United Equity Holdings, LLC who changed its name to Waveland Securities, LLC. On March 28, 2005, Waveland Securities , LLC changed its name to Waveland Capital Partners, LLC. The Company is a registered broker/dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is a wholly-owned subsidiary of Waveland Capital Group (the "Parent"), and is affiliated through common ownership with Waveland Management Group.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company no longer conducts any trading activities. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

The Company serves as the Managing Broker Dealer for Regulation D Offerings from affiliate entities.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Accounts receivable are stated at net realizable value through the direct write-off method.

The Company receives fees in accordance with terms stipulated in its engagement contracts. Fees are recognized as earned. The Company also receives success fees when transactions are completed. Success fees are recognized when earned, the Company has no further continuing obligations, and collection is reasonably assured.

Waveland Capital Partners, LLC
Notes to Financial Statements
December 31, 2017

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities transactions are recorded on a deposit date basis with related commission income and expenses also recorded on a deposit date basis.

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the Parent. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 27, 2018, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

The Company has incurred a series of continued operating losses. For the year ended December 31, 2017, the Company experienced negative operating cash flow largely due to a one-time charge to settle all pending litigations. While these issues may raise concern of its ability to continue as a going concern, the sole Member/Parent has agreed to provide capital contributions to the Company as necessary for it to continue as a going concern and to maintain compliance with minimum net capital requirements. In addition, future offerings allow for additional revenue generation.

Note 2: INCOME TAXES

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the Parent. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company is subject to a minimum franchise tax. As of December 31, 2017, the income tax provision consists of the following

Note 2: INCOME TAXES
(Continued)

State taxes	$	1,100
Total income tax provision	$	1,100

The Company is required to file income tax returns in state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2017, the state has not proposed any adjustment to the Company's tax position.

Note 3: LITIGATION

In 2011, a claim was filed against the Company and its parent on behalf of certain investors in DBSI Private Actions Trust sponsored real estate securities sold through the Company. In 2012 the Company joined several other broker-dealers in filing various motions to dismiss including failure to state a claim, lack of standing and lack of subject matter jurisdiction. The claim was settled in October 2017. In the normal course of business, the LLC is a defendant or otherwise has possible exposure in legal actions out of is activities as a broker dealer. During the year ended December 31, 2017, certain arbitration matters were settled. At December 31, 2017 there are no open actions or accruals on the books of the Company.

Note 4: RELATED PARTY TRANSACTIONS

The Company conducts certain related party transactions with the Parent, WMG and other related entities. During the year ended December 31, 2017, the Company was charged $965,291 in allocated expenses by WMG, which serves as an administrative cost center. These reimbursements are made in accordance with an expense reimbursement agreement. Included in those charges are the services, and related payroll costs, of administrative staff for the Company. Also included are rent allocation expenses totaling $32,280 for the year ended December 31, 2017.

For the year ended December 31, 2017, approximately 12 percent of fee revenues earned by the Company were related to securities transactions introduced on behalf of the Parent. It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 5: COMMITMENT AND CONTINGENCIES

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2017 or during the year then ended.

Note 6: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The company has issued no guarantees at December 31, 2017 or during the year then ended.

Note 7: INVESTMENT

The Company exercised warrants to purchase a tranche of Series A, Series B Preferred and Common shares in a private company on October 31, 2016 for a total cost of $1,002. During the year ending December 31, 2017, the Company sold the Series A shares for $71. Based on the sale price of the Series A shares, the Company used the enterprise valuation at the time of the sale, unobservable inputs, market factors, and assumptions as part of their valuation method to determine the Series B Preferred and Common stock prices. Management evaluated and concluded that the fair value of the remaining shares approximates the carrying value for the year ended December 31, 2017.

	Fair Value Measurement of Warrants		
	Level 1	Level 2	Level 3
Beginning Balance at December 31, 2016	$ -	$ -	$ 1,002
Purchases	-	-	-
Sales	-	-	71
Unrealized Gain/Loss	-	-	-
Ending Balance at December 31, 2017	$ -	$ -	$ 931

Note 8: RECENTLY ISSUED ACCOUNTING PRONOUCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

Company management has reviewed the accounting standards updates issued by the FASB that were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year ending December 31, 2017. Based upon this review, the Company has implemented the pronouncements that require adoption (if any) and disclosed them in an appropriate footnote. They have also concluded that the remaining pronouncements have either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 9: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2017, the Company had net capital of $144,608 which was $139,608 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($8,476) to net capital was .06 to 1, which is less than the 15 to 1 maximum allowed.

Waveland Capital Partners, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2017

Computation of net capital		
Member's equity	$ 174,902	
Total member's equity		$ 174,902
Less: Non-allowable assets		
Commission Receivable	(28,302)	
Investments	(931)	
Prepaid expense	(1,061)	
Total non-allowable assets		(30,294)
Net capital		144,608
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 565	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 139,608
Ratio of aggregate indebtedness to net capital	0.06 : 1	

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2017.

See independent auditor's report

Waveland Capital Partners, LLC
Schedule II - Computation for Determining of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2017

A computation of reserve requirements is not applicable to Waveland Capital Partners, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

Waveland Capital Partners, LLC
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of December 31, 2017

Information relating to possession or control requirements is not applicable to Waveland Capital Partners, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

See independent auditor's report

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included In the accompanying Assertions Regarding Exemption Provisions, in which (1) Waveland Capital Partners, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Waveland Capital Partners, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Waveland Capital Partners, LLC stated that Waveland Capital Partners, LLC met the identified exemption provisions throughout the year ended December 31, 2017, without exception. Waveland Capital Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Waveland Capital Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 27, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

WAVELAND

Assertions Regarding Exemption Provisions

We, as members of management of Waveland Capital Partners ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2017 through December 31, 2017.

Waveland Capital Partners

By:

Michael Greer, President

February 27, 2018

Waveland Capital Partners, LLC
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2017

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Waveland Capital Partners, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2017, which were agreed to by Waveland Capital Partners, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Waveland Capital Partners, LLC compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Waveland Capital Partners, LLC management is responsible for Waveland Capital Partners, LLC compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries contained in the client general ledger noting no differences;
2. Compared amounts reported on the unaudited Form X-17A-5 for the year ended December 31, 2017, with the amounts reported in General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2017, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with client prepared supporting schedules and working papers contained in our work papers noting no differences;
4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7 and in the related schedules and working papers prepared by Waveland Capital Partners, LLC supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 27, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Waveland Capital Partners, LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2017

Total Assessment	$ 1,251.32
SIPC-6 general assessment Payment made on 07/26/17	451.11
SIPC-7 general assessment Payment made on 01/25/18	800.21
Total assessment balance	$ -